1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 11, 2022

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2022/07/05:	Chunghwa Telecom to hold conference call for the second quarter 2022 results

99.02	Announcement on 2022/07/08:	Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from the Company
99.03	Announcement on 2022/07/11:	Chunghwa Telecom announces its operating results for June 2022

99.04	Announcement on 2022/07/11:	June 2022 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2022

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom to hold conference call for the second quarter 2022 results

Date of events: 2022/07/29

Contents:

1.	Date of institutional investor conference: 2022/07/29

2.	Time of institutional investor conference: 15:00 pm

3.	Location of institutional investor conference: Teleconference

4.	Outline of institutional investor conference:

Please refer to https://www.cht.com.tw/chtir and http://mops.twse.com.tw after 14:30 on July 29, 2022 Taipei time for the brief information and presentation of the investor conference.

5.	Any other matters that need to be specified:

Teleconference will be held during 15:00-16:00 Taipei time.

EXHIBIT 99.02

Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from the Company

Date of events: 2022/07/08

Contents:

1.

Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): 24 stores leased in total, such as No. 8*, Wenming Rd., Kouhu Township, Yunlin County, Taiwan

2.	Date of occurrence of the event: 2022/07/08

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: 115.6 pings

Unit price: average NT$1,029 per ping per month

Total transaction amount: NT$713,832

Right-of-use asset: NT$677,075

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterparty: The most appropriate place in terms of cost and business requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Payment terms: monthly payment

Payment period: six months

Restrictive covenants in the contract and other important terms and conditions: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Price reference basis: Price negotiation

Decision-making unit: Chairman authorized by Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Telecom service channels

22.	Any dissenting opinions of directors to the present transaction: No

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2022/08/03

25.	Date of ratification by supervisors or approval by the audit committee: 2022/08/03

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified:

The board of directors authorized the chairman to decide on the matters and have the decisions submitted to and ratified by the coming board of directors meeting (expected 2022/08/03).

EXHIBIT 99.03

Chunghwa Telecom announces its operating results for June 2022

Date of events: 2022/07/11

Contents:

1.	Date of occurrence of the event: 2022/7/11

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): Head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom announced its unaudited operating results on a consolidated basis for June 2022:

The Company’s revenue was approximately NT$17.39 billion, income from operation was approximately NT$4.06 billion, net income attributable to stockholders of the parent was approximately NT$3.40 billion, EBITDA was approximately NT$7.41 billion and earnings per share was NT$0.44 for June 2022.

The Company’s revenue was approximately NT$103.73 billion, income from operation was approximately NT$23.69 billion, net income attributable to stockholders of the parent was approximately NT$18.74 billion, EBITDA was approximately NT$43.31 billion and earnings per share was NT$2.42 for the six months ended June 30, 2022.

6.	Countermeasures: None

Any other matters that need to be specified: None

EXHIBIT 99.04

Chunghwa Telecom

July 11, 2022

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2022.

1) Sales volume (NT$ Thousand)

Period	Items	2022	2021	Changes	%
June	Net sales	17,387,760	16,924,972	(+) 462,788	(+) 2.73%
Jan.-June	Net sales	103,730,449	99,702,130	(+) 4,028,319	(+) 4.04%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	2,899,196

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	92,107
	Fair Value	-1,606
	The amount of unrealized gain(loss) recognized this year	4,574

Settled Position	Total amount of contract	429,733
	The amount of realized gain(loss) recognized this year	-5,693

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	444,100
	Fair Value	-7,300
	The amount of unrealized gain(loss) recognized this year	986

Settled Position	Total amount of contract	465,439
	The amount of realized gain(loss) recognized this year	-2,915

b Trading purpose : None